# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TPG Inc., CIK 0001880661
CUSIP: 872657101
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 05/14/2026
Amends the filing with accession number 0001193125-23-269458
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, 817-871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 217,809,708; sole dispositive power 0; shared dispositive power 217,809,708; aggregate amount beneficially owned 217,809,708 (57.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above assumes that there is a total of 377,706,381 shares of Class A Common Stock (as defined below) outstanding, which is the sum of the (i) 153,854,054 shares of Class A Common Stock outstanding as of April 28, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Securities and Exchange Commission (the "Commission") on May 1, 2026, (ii) 6,042,619 shares of Class A Common Stock issued in connection with the Q2 2026 Exchange (as defined below), and (iii) 217,809,708 shares of Class A Common Stock issuable upon exchange of 217,809,708 Common Units (as defined below) and the cancellation of a corresponding number of shares of Class B Common Stock (as defined below).
- Coulter James G. (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,371,348; shared voting power 217,809,708; sole dispositive power 2,371,348; shared dispositive power 217,809,708; aggregate amount beneficially owned 220,181,056 (58.3% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above assumes that there is a total of 377,706,381 shares of Class A Common Stock outstanding, which is the sum of the (i) 153,854,054 shares of Class A Common Stock outstanding as of April 28, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 1, 2026, (ii) 6,042,619 shares of Class A Common Stock issued in connection with the Q2 2026 Exchange, and (iii) 217,809,708 shares of Class A Common Stock issuable upon exchange of 217,809,708 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.
- Winkelried Jon (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 863,541; shared voting power 217,809,708; sole dispositive power 863,541; shared dispositive power 217,809,708; aggregate amount beneficially owned 218,673,249 (57.9% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 13 above assumes that there is a total of 377,706,381 shares of Class A Common Stock outstanding, which is the sum of the (i) 153,854,054 shares of Class A Common Stock outstanding as of April 28, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 1, 2026, (ii) 6,042,619 shares of Class A Common Stock issued in connection with the Q2 2026 Exchange, and (iii) 217,809,708 shares of Class A Common Stock issuable upon exchange of 217,809,708 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: TPG Inc.
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102
Comment: This Amendment No. 8 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on November 2, 2023, as amended and supplemented by Amendment No. 1 filed on December 4, 2023, Amendment No. 2 filed on February 28, 2024, Amendment No. 3 filed on March 4, 2024, Amendment No. 4 filed on November 18, 2024, Amendment No. 5 filed on February 25, 2025, Amendment No. 6 filed on May 22, 2025 and Amendment No. 7 filed on August 20, 2025 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the shares of Class A Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the second through fifth paragraphs of Item 2(a) of the Original Schedule 13D in their entirety as set forth below:

"TPG GP A is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company. TPG Group Holdings (SBS) Advisors, LLC is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which directly holds 172,846,943 shares of Class B common stock, $0.001 par value per share ("Class B Common Stock"), of the Issuer.

Alabama Investments (Parallel) GP, LLC is the general partner of each of (i) Alabama Investments (Parallel), LP, a Delaware limited partnership that directly holds 37,962,935 Common Units and a corresponding number of shares of Class B Common Stock, (ii) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership that directly holds 665,000 Common Units and a corresponding number of shares of Class B Common Stock, and (iii) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership (together with Alabama Investments (Parallel), LP and Alabama Investments (Parallel) Founder A, LP, the "API Entities") that directly holds 962,500 Common Units and a corresponding number of shares of Class B Common Stock.

The Peppertree Holders (as defined below) directly hold an aggregate of 5,372,330 Common Units and an equal number of shares of Class B Common Stock. As a result of the agreements entered into by the Peppertree Holders, TPG GP A may be deemed to be the beneficial owner of the Common Units and shares of Class B Common Stock directly held by the Peppertree Holders.

Excluding the securities beneficially owned by TPG Group Holdings (SBS), L.P., the API Entities and the Peppertree Holders, Mr. Coulter beneficially owns directly or indirectly 2,371,348 shares of Class A Common Stock, and Mr. Winkelried beneficially owns directly or indirectly 863,541 shares of Class A Common Stock.

TPG GP A is owned by its members (collectively, the "Control Group"), whether directly or indirectly through entities owned or controlled by them. The Control Group is currently comprised of Messrs. Coulter, Winkelried, Davis and Sisitsky and makes decisions by a majority vote, subject to certain rights of Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to be the beneficial owner of the Common Units and shares of Class B Common Stock beneficially owned by TPG GP A, TPG Group Holdings (SBS), L.P., the API Entities and the Peppertree Holders. Messrs. Coulter and Winkelried disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein."
Residence or business address:
This Amendment amends and restates Item 2(b) of the Original Schedule 13D in its entirety as set forth below:

"The business address of each Reporting Person is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A (the "TPG GP A Officers"). All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

James G. Coulter (Executive Chairman)
Jon Winkelried (Chief Executive Officer)
Jack Weingart (Chief Financial Officer)
Todd Sisitsky (President)
Anilu Vazquez-Ubarri (Chief Operating Officer)
Jennifer L. Chu (General Counsel)
Joann Harris (Chief Compliance Officer)
Martin Davidson (Chief Accounting Officer)
Steven A. Willmann (Treasurer)
Jean-Baptiste Garcia (Vice President)
Matthew White (Vice President)"

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following before the penultimate paragraph:

"November 2025 Charitable Donation

On November 19, 2025, Mr. Winkelried made a bona fide gift of 238,984 shares of Class A Common Stock to a charitable organization for which no payment or consideration was received.

Q2 2026 Exchange

Pursuant to the Exchange Agreement, on May 14, 2026, 6,042,619 Common Units were ultimately distributed to certain partners of TPG Partner Holdings, L.P. and the API Entities in connection with the exchange by such partners of those Common Units for an equal number of shares of Class A Common Stock and the cancellation of an equal number of shares of Class B Common Stock (the "Q2 2026 Exchange")."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

"(a)-(b) The following sentence is based on a total of 377,706,381 shares of Class A Common Stock outstanding, which is the sum of the (i) 153,854,054 shares of Class A Common Stock outstanding as of April 28, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 1, 2026, (ii) 6,042,619 shares of Class A Common Stock issued in connection with the Q2 2026 Exchange, and (iii) 217,809,708 shares of Class A Common Stock issuable upon exchange of 217,809,708 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock. Pursuant to Rule 13d-3 under the Act, TPG GP A may be deemed to beneficially own 217,809,708 shares of Class A Common Stock, which constitutes approximately 57.7% of the outstanding shares of Class A Common Stock; Mr. Coulter may be deemed to beneficially own 220,181,056 shares of Class A Common Stock, which constitutes approximately 58.3% of the outstanding shares of Class A Common Stock; and Mr. Winkelried may be deemed to beneficially own 218,673,249 shares of Class A Common Stock, which constitutes approximately 57.9% of the outstanding shares of Class A Common Stock."
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Amendment amends and supplements Item 6 of the Original Schedule 13D by inserting the following before the final paragraph:

"In addition to RSUs granted to the Issuer's executive officers as part of their annual compensation, including Mr. Coulter and Mr. Winkelried, as described in the Issuer's Proxy Statement on Schedule 14A for the year ending December 31, 2025, filed by the Issuer with the Commission on April 21, 2026, on December 18, 2025, the independent Compensation Committee of the Issuer's board of directors approved a long-term performance incentive award for Mr. Winkelried (the "Award"). The purposes of the Award are to encourage retention, align Mr. Winkelried's total incentives to market in a manner consistent with the Committee's view of his extraordinary performance and incentivize future performance and shareholder value creation.

The Award was granted on January 13, 2026, and is a grant of 376,961 restricted stock units ("RSUs") under the Issuer's Omnibus Equity Incentive Plan (the "Plan"). Each RSU represents a contingent right to receive one share of Class A Common Stock when the applicable vesting conditions are satisfied. Provided that Mr. Winkelried continues to provide services to the Issuer or its affiliates through the applicable service vesting date, the RSUs are scheduled to vest 33% on each of January 13, 2029, 2030 and 2031 (each, an "RSU Vesting Date") and will be settled promptly following the applicable RSU Vesting Date, subject to accelerated vesting and settlement as described below.

If Mr. Winkelried voluntarily terminates service without good reason and in a manner that does not constitute an orderly retirement any time prior to the final RSU Vesting Date, any then unvested portion of the Award will be automatically forfeited upon such termination. If Mr. Winkelried effects an orderly retirement prior to January 13, 2028, he will receive vesting credit through the next scheduled vesting date. If Mr. Winkelried effects an orderly retirement on or after January 13, 2028 or if his service is at any time terminated in a manner that constitutes a qualifying termination, any then unvested portion of the Award will be treated in the same manner as equity awards granted under the Plan are otherwise treated pursuant to Mr. Winkelried's employment agreement. A qualifying termination for this purpose would include a termination without cause, resignation for good reason, death or disability. For purposes of the Award, orderly retirement, cause, good reason and disability have the meanings set forth in Mr. Winkelried's employment agreement. In the event of a change in control where the unvested portion of the Award is not assumed, any then unvested portion will immediately vest. In the event of a change in control where the unvested portion of the Award is assumed, the Award will continue to vest on the existing vesting terms; provided that if Mr. Winkelried experiences a qualifying termination or effects an orderly retirement following the change in control, any then unvested portion of the Award will immediately vest.

The Award is subject to the Issuer's recoupment policy and, to the extent applicable, the Issuer's Dodd-Frank clawback policy. Dividend equivalents are paid on unvested RSUs when the dividend occurs."

## Signatures
- TPG GP A, LLC: /s/ Matthew White, Matthew White / Vice President (05/18/2026)
- Coulter James G.: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (05/18/2026)
- Winkelried Jon: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (05/18/2026)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).